Stephen A. McCommon
Chief Financial Officer
CDEX, Inc.
4555 South Palo Verde Road
Suite 123
Tucson, Az 85714

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Via Fax (703) 813-6989

Attention: Russell Mancuso

CDEX, Inc.
Form: Preliminary Proxy Statement on Schedule 14A
Filed: September 20, 2010
File No. 000-49845

Dear Mr. Mancuso:

This letter is being submitted in response to the Staff’s comment letter dated October 5, 2010 to the company’s Preliminary Proxy Statement on Schedule 14A filed September 20, 2010.  We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.

Additionally, in August 2010, five new members were appointed to the Company’s Board of Directors, and all previous members resigned from the Board. The preliminary proxy has been updated to reflect that change.

Election of Directors, page 2

1. COMMENT
Given the Form 8-K filed on September 1, 2010 regarding the resignation and appointment of your officers and directors, please expand to provide the disclosures by Item 6(e) of Schedule 14A. Also ask the newly appointed officers and directors to tell us when they intend to file the reports required by Section 16 of the Exchange Act and the reasons for the reduced number of shares they hold, as reported in the table on page 6.

ANSWER:	The Company has added the following paragraph to page 2 in compliance with Item 6(e) of Schedule 14A:

Recent Change in Control

In August 2009, four former employees and one former contractor (the “Claimants”) filed demands for arbitration with the American Arbitration Association related to deferred wages of approximately $89,000 and to the ownership of certain equipment.  A decision was issued by the Arbitrator which the Company received on June 11, 2010.  The decision awarded the Claimants three times their deferred wages, plus attorney fees, totaling approximately $270,000.

This arbitration decision created a financial strain on the Company and as such the Board of Directors was forced to find new sources of financing.

On or about August 11, 2010, the Company received an offer for financing from a group of individuals who are current shareholders in the Company.  Part of the terms in their offer required a change to both the management of the Company and its Board of Directors.  The offer presented to the board was a new agreement which granted exclusive distribution rights within the United States for all products developed by the Company for applications specifically related to the field of Oncology to various parties for a period of five years in exchange for cash (“Oncology Distribution Agreement”).

The Board seated at that time determined that the terms of the financing offer as presented was in the best interests of both the Company and its shareholders and as such at a Board of Directors meeting held August 28, 2010 the Board agreed to the terms of the Oncology Distribution Agreement and appointed as new members of the Board Messrs. Jeff Brumfield, Frank Wren, Brain Jenkins, Thomas Payne and Robert H. Foglesong.  Subsequently, Messrs. Carmen Conicelli, Donald Strickland, Gregory Firmbach and George Dials resigned from their positions on the Board of Directors.  Mr. Strickland resigned from his position as the Company's Chief Executive Officer and Mr. Firmbach resigned from his position as President.  The newly seated Board elected Jeff Brumfield as the Chairman of the Board and Chief Executive Officer.

The Company has executed the Oncology Distribution Agreement and has received a total of $483,500 in exchange for the exclusive distribution rights granted under the Agreement.

Additionally, in September 2010, the Company’s new management renegotiated the arbitration award with the Claimants, whereby approximately $50,000 of the award was converted into two-year non-interest bearing notes with monthly payouts, and whereby approximately $190,000 of the award was converted into 10% convertible notes due February 2012.

This change of Board membership did not impact shareholders rights or positions. The new Board members are in the process of completing their filings as required by Section 16A of the Exchange Act, and all reports will be filed in due course."

Certain Transactions, page 10

2. COMMENT
We refer to Item 1.01 disclosure in your Form 8-K filing dated September 1, 2010, including your disclosure that board member Thomas Payne is a signatory to an Exclusive Distribution Agreement with you. Please revise your proxy to disclose the information required by Item 404 of Regulation S-K with respect to that transaction.

ANSWER:	The Company will add the following disclosure to the Certain Transactions on page 10.

Effective August 20, 2010, the Company entered into an Exclusive Distribution Agreement, with a number of entities and individuals, including Mr. Thomas Payne a director of the Company.  Under the Agreement the Company granted exclusive distribution rights for all products developed by CDEX for application in the field of Oncology in the United States for a period of five years in exchange for $483,500.

During August 2010, the Company’s CFO entered into an agreement with the Company transferring $28,782 of deferred wages into a notes payable similar to that issued to Gemini.

Proposal No. 3, page 12

3. COMMENT
We refer to your response to the second bullet point of prior comment 3 and your revised disclosure in the table at the top of page 16. Please tell us why you do not list any shares in the second column for Gemini Master Fund and Malcolm Philips. Also, if you intend to issue the additional shares that are the subject of this proposal to affiliates, such as pursuant to the “Incentive Plan” noted on page 13 and quarterly stock grants and warrants mentioned in the exhibit to Form 8-K filed September 1, 2010, please revise to make the interest of your affiliates clear. See item 15 of Schedule 14A.

ANSWER:	The Company has amended Table 2 by adding note 1 and to include the reservation of shares for the transaction disclosed in the 8-K filed September 1, 2010 that was inadvertently left out :

Table 2.
September 13, 2010 number of shares available	4,123,968

Expected increase in authorized shares	200,000,000
Commitment to reserve under the Oncology Distribution Agreement	(49,123,000)
Commitment to reserve for convertible notes	(22,099,454)
Expected increase to options issuable under the Incentive Plan (1)	(10,000,000)

Expected number of shares available after approval	122,901,514

1 Of this, a maximum of 2,800,000 shares is reserved for the Directors Compensation Plan with the assumption the all directors will take all their compensation in stock at an assumed stock price of $0.05 a share.

Additionally, the Company has amended Table 5 by placing dashes in the second column for Gemini Master Fund and Malcolm Philips meaning “zero” and changing note a to read as follows and adding note c:

a Noteholder elected to limit percentage of shares holder will own at any one time to 4.9% of the Company's outstanding stock ("Maximum Ownership Percentage"). As of September 13, 2010, the Company had 65,239,634 shares of stock outstanding, 4.9% of which is 3,196,742 shares. As of the time of this filing, Gemini and Malcolm Philips each own, or have rights to over 4.9% of the Company’s outstanding stock. These holdings or rights are included in table 1 as a part of the shares outstanding or as a part of the Reservations Against Authorized Stock. If, in the future the parities’ holdings fall below 4.9%, they will be able to convert their notes pursuant to the note.

c Note holder (s) elected to limit percentage of shares it will hold at any one time to 9.9% of the Company's outstanding stock. As of September 13, 2010, the Company had 65,239,634 shares of stock outstanding, 9.9% of which is 6,458,724 shares. Of this total, $28,782 represents a convertible note payable to the Company’s CFO.

COMMENT:
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

>	the company is responsible for the adequacy and accuracy of the disclosure in the filing

>	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

>	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANSWER:	The Company acknowledges that:

>	the company is responsible for the adequacy and accuracy of the disclosure in the filing

>	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

>	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any comments or questions.

Very truly yours,

CDEX, Inc.

By:	/s/ Stephen A. McCommon
Stephen A. McCommon
Chief Financial Officer

Additional Contact: J. Anthony Rolfe, Esq. Chachas Law Group P.C. 2445 Fifth Avenue, Suite 440 San Diego, CA 92101 tony@chachaslaw.com (619) 239-2900